UBS Global Asset Management
UBS Global Asset Management
1285 Avenue of the Americas
12th floor
New York, NY 10019-6114

Joseph J. Allessie
Deputy General Counsel
Tel: 212/882-5961
Fax: 212/882-5472

June 23, 2010

Via EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Attn:  Mr. Brion R. Thompson

Re:The UBS Funds (the “Trust”)
File Nos. 333-47287; 811-6637

Dear Mr. Thompson:

On behalf of the above-referenced Trust, following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment Nos. 81/82 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 16, 2010 pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (“1933 Act”), to register shares of a new series of the Trust, designated the UBS Market Neutral Multi-Strategy Fund (the “Fund”). Each comment is summarized below, followed by the Trust’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Amendment.

Prospectus – Front Cover

1.             Comment.  Please delete the last three sentences of the first paragraph on the cover page of the prospectus so that the cover page only includes disclosure that is permitted or required by Form N-1A.

Response.  The requested revision has been made.

Prospectus –Fund Summary

2.             Comment.  In the paragraph disclosing the fees and expenses, please include the minimum amount that must be invested to qualify for a sales charge waiver or discount.

Response.  The disclosure has been revised to read as follows:

You may qualify for a sales charge waiver or discount if you invest at least $50,000 in the Fund.

3.             Comment.  Please revise the first footnote to the Annual fund operating expenses table to footnote the item “Total other expenses” and state that “Total other expenses” are based on estimates for the current fiscal year.

Response.  The footnote has been revised as requested.

4.            Comment.  Please remove the footnote to the “Example” table and move the sentence from the footnote that discloses that the effect of the fee and/or expense waiver is reflected in the costs for the first year only to appear as the second to the last sentence of the paragraph that precedes the “Example” table.

Response.  The requested revisions have been made.

5.             Comment.  Consider shortening the discussion of the Fund’s strategies in the investment strategy section.

Response.  Because the Fund is a multi-strategy fund, the disclosure regarding the Fund’s management process is more lengthy. The Fund believes that the “Management Process” section is as concise as is possible in order to provide shareholders with an accurate description of the Fund’s investment management process and investment strategy.

6.            Comment.  Please delete the third sentence under the heading “Main risks” unless the Fund is advised by or sold through an insured depository institution.

Response.  The sentence has been deleted.

7.            Comment.  On page 5 of the prospectus, please delete the cross reference regarding purchase, redemption and exchange information.

Response.  The cross reference has been deleted.

8.            Comment.  Under the heading “Tax Information,” please add the following sentence as the second sentence in the paragraph: “Investors still pay taxes in a tax-deferred arrangement but the taxes are deferred.”

Response.  The requested addition has not been made as the Fund believes that the language requested could be misleading to a shareholder since the sentence would follow information regarding the tax consequences of dividends and distributions.  Although a shareholder in a tax-deferred arrangement is taxed at a later time when money is withdrawn from an account, the shareholder is taxed on the withdrawal as if it was income, regardless of the dividends and distributions made to the shareholder from the Fund during the life of the account.  The requested revision would imply that the shareholder would be taxed on the dividends and distributions from the Fund at a later time, which is not the case.

Statement of Additional Information

15.           Comment.  Confirm whether the new corporate governance disclosure will be included in an amendment to the Fund’s registration statement on Form N-1A pursuant to Rule 485(b) under the 1933 Act.

Response.  The new corporate governance disclosure will be included in an amendment to the Fund’s registration statement on Form N-1A pursuant to Rule 485(b) under the 1933 Act.

In connection with the Trust’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Trust acknowledges that:  (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Trust’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact Jana L. Cresswell, Esquire at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Joseph J. Allessie
Joseph J. Allessie
Vice President and Assistant Secretary
The UBS Funds